EXHIBIT 3.66

AGREEMENT FOR THE PURCHASE, SALE AND CONVEYANCE OF ASSETS

Sibbald Area, Alberta

THIS AGREEMENT made this 30th day of June, 2001
(Effective the 30th day of June, 2001)

BETWEEN:

RALLY ENERGY CORP., a body corporate having an office in the City of Calgary, in the Province of Alberta (hereinafter called the “Vendor”)

OF THE FIRST PART

– and –

ENERGY POWER SYSTEMS LIMITED, a body corporate having an office in the City of Toronto, in the Province of Ontario (hereinafter called the “Purchaser”)

OF THE SECOND PART

WHEREAS Vendor has agreed to sell and the Purchaser has agreed to purchase certain interest, as hereinafter set out;

NOW THEREFORE THIS AGREEMENT WITNESSETH that the parties hereto agree as follows:

1.	PURCHASE, SALE AND CONVEYANCE

For and in consideration of three hundred and thirty five thousand Canadian dollars ($335,000) payable by the Purchaser issuing to the Vendor Ninety Thousand (90,000) common shares of Energy Power Systems Limited on closing (the “Purchase Price”), the Vendor hereby sells, assigns, transfers and conveys to the Purchaser all the Vendor right, title, estate and interest in: the Leases and Lands more particularly described in Schedule “A” attached hereto; and all books, records, documents, rights of entry, seismic, contracts and agreements directly or indirectly relating thereto, (collectively the “Assets”). The Purchaser hereby purchases the Assets from the Vendor, and accepts the aforementioned conveyance effective June 30th, 2001 (the “Effective Time”).

2.	REPRESENTATIONS

The parties hereto, and each of them, represent and warrant that they have the full right and authority to enter into the Purchase and Sale contemplated by this Agreement.

3.	ENCUMBRANCES

Vendor does not warrant its title to the Assets but does warrant that other than as set out in Schedule “A”, the Assets are conveyed to the Purchaser free and clear of all liens, encumbrances, royalties and other third party claims and interests of any nature created by, through or under the Vendor.

4.	INDEMNIFICATION

The parties agree that:

(a)	subject to subclause (b) below, the Vendor shall be responsible for and shall indemnify and save harmless the Purchaser from and against all costs, obligations and liabilities arising from or relating to the Assets which arise, accrue, or occur prior to the Effective Time.

(b)	The Purchaser shall be responsible for and shall indemnify and save harmless the Vendor from and against all costs, obligations and liabilities arising from or relating to the Assets which arise, accrue, or occur after the Effective Time; and

(c)	Subject to subclause (b) above each of the parties shall indemnify and save harmless the other party from and against all loss, costs, claims and damages arising out of the breach of any of its covenants, representations, warranties or other obligations hereunder.

            IN WITNESS WHEREOF the parties have executed and delivered this Agreement as of the date first above written.

RALLY ENERGY INC. (Vendor)		ENERGY POWER SYSTEMS LIMITED (Purchaser)

Per:	/s/ Blair Coady	Per:	/s/ James C. Cassina

Per:		Per:

SCHEDULE “A”

Attached to and forming part of an Agreement for the Purchase, Sale and Conveyance of Assets dated June 30th, 2001 between Rally Energy Corp. and Energy Power Systems Limited.

FILE #	LEASE NO.	LANDS & RIGHTS	W.I.	ENCUMBRANCES

C0033	0490050527	TWP 28 RGE 2 W4M SEC.s 28, 29 & 30	Rally 25%	CROWN S/S

		P&NG TO BASE BAKKEN

WELLS

100/06-28-028-02-W4/00
100/07-30-028-02-W4/00
100/12-29-028-02-W4/00
100/16-28-028-02-W4/00